September 10, 2021

Harbor ETF Trust (the “Trust”)

111 S. Wacker Drive, Suite 3400

Chicago, Illinois 60606

Re: Harbor ETF Trust

Ladies and Gentlemen:

This hereby documents our purchase from the Trust, which is an investment company offering multiple series, on July 13, 2021, shares of beneficial interest of Harbor Scientific Alpha High-Yield ETF, no par value, at the per-share purchase price set forth below, for an aggregate price of $100,000, to provide the initial capital the Trust requires pursuant to Section 14 of the Investment Company Act of 1940, as amended, in order to make a public offering of its shares.

Fund	Amount Purchased	Price Per Share	Shares Purchased
Harbor Scientific Alpha High-Yield ETF	$100,000	$50.00	2,000
TOTAL	$100,000

We hereby represent that we acquired said shares for investment purposes, and not for distribution or resale to the public.

Very truly yours,

Harbor Capital Advisors, Inc.

By:	/s/ Diana Podgorny
	Name:	Diana Podgorny
	Title:	Senior Vice President